                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                              FTI Consulting, Inc.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    302941109
                              --------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

                                Page 1 of 5 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Michael Policano
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            467,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             467,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      467,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      2.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN
------------------------------------------------------------------------------

                               Page 2 of 5 Pages

Item 1.

     (a)       The name of the issuer is FTI Consulting, Inc.

     (b) The address of the issuer's principal executive offices is 900 Bestgate Road, Suite 100, Annapolis, Maryland 21401.

Item 2.

     (a) This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of Michael Policano.

     (b) The business address of Michael Policano is c/o FTI Consulting, Inc., Park 80 West, Plaza 2, Saddle Brook, New Jersey 07663.

     (c)       Michael Policano is a citizen of the United States of America.

     (d) The title of the class of securities to which this Amendment No. 1 to the statement on Schedule 13G applies is the Common Stock of FTI Consulting, Inc.

     (e) The CUSIP number for the Common Stock of FTI Consulting, Inc. is 302941109.

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  [_] Broker or dealer registered under section 15 of the Act

          (b)  [_] Bank as defined in section 3(a)(6) of the Act

          (c)  [_] Insurance company as defined in section 3(a)(19) of the Act

          (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940

          (e)  [_] An investment adviser in accordance with
               section 240.13d-1(b)(1)(ii)(E)

          (f)  [_] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)


          (g)  [_] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

          (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

          (j)  [_] Group, in accordance with section 240.13d-1(b)-1(ii)(J)

          If this statement is filed pursuant to section 240.13d-1(c), check this box. [X]

Item 4.   Ownership.

          (a) Michael Policano beneficially owns 467,500 shares of the Common Stock of FTI Consulting, Inc., which amount includes options exercisable for 280,000 shares of Common Stock of FTI Consulting, Inc.

                               Page 3 of 5 pages

     (b) Michael Policano beneficially owns 2.3% of the shares of Common Stock of FTI Consulting, Inc.

     (c) Michael Policano has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition, of 467,500 shares of the Common Stock of FTI Consulting, Inc.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002


                                      /s/ Michael Policano
                                      -----------------------------------------
                                      Michael Policano

                               Page 5 of 5 pages